UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Analex Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

032653107

(CUSIP Number)

Daniel L. Furman, Esq., GE Asset Management Incorporated,

3003 Summer Street, Stamford, Connecticut 06905

(203) 326-2300

Copy to:

Linda E. Ransom, Esq., Dewey Ballantine LLP

1301 Avenue of the Americas, New York, New York 10019

(212) 259-6570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032653107	Page 2 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Electric Pension Trust I.R.S. #14-6015763
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,142,857* 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,142,857*/**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,142,857*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (69.5% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*

SCHEDULE 13D

CUSIP No. 032653107	Page 3 of 31 Pages

14	TYPE OF REPORTING PERSON EP

* General Electric Pension Trust (“GEPT”) expressly disclaims that it is a member of a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, GEPT would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 22,562,004 shares of Common Stock, representing 69.5% of the shares of Common Stock.

** As detailed in Item 6 of this Statement, GEPT is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, GEPT and certain other investors, which limits the transferability of shares subject to this Schedule 13D.

SCHEDULE 13D

CUSIP No. 032653107	Page 4 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GE Asset Management Incorporated, as Investment Manager of General Electric Pension Trust I.R.S. #06-1238874
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,142,857*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,142,857*/**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,142,857*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (69.5% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement).*

SCHEDULE 13D

CUSIP No. 032653107	Page 5 of 31 Pages

14	TYPE OF REPORTING PERSON IA, CO

* GE Asset Management Incorporated (“GEAM”) expressly disclaims that it is a member of a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, GEAM would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 22,562,004 shares of Common Stock, representing 69.5% of the shares of Common Stock.

** GEAM is a registered investment adviser and acts as investment manager of General Electric Pension Trust (“GEPT”). As detailed in Item 6 of this Statement, GEPT is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, GEPT and certain other investors which limits the transferability of shares subject to this Schedule 13D.

SCHEDULE 13D

CUSIP No. 032653107	Page 6 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Electric Company I.R.S. #14-0689340
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒ (See 11 below)
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER Disclaimed (see 11 below)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER Disclaimed (see 11 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Disclaimed (see 11 above)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above).
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer

The class of security to which this Statement relates is the common stock, par value $0.02 per share (the “Common Stock”) of Analex Corporation, a corporation organized under the laws of Delaware (the “Issuer”). The Issuer’s principal executive office is located at 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2.	Identity and Background

This Statement is filed on behalf of General Electric Pension Trust, a New York common law trust (“GEPT”), GE Asset Management Incorporated, a Delaware corporation (“GEAM”) which is the investment manager of GEPT and is a wholly-owned subsidiary of GE (defined below) and General Electric Company, a New York corporation (“GE”). GEPT, GEAM and GE are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Each of GEPT and GEAM expressly disclaim that they are members of a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder. GE expressly disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group.”

The Reporting Persons have entered into that certain Joint Filing Agreement, dated as of June 7, 2004 (the “Joint Filing Agreement”), whereby the Reporting Persons each agreed to file this Statement jointly with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13d-1(k)(1) under the Exchange Act. The Joint Filing Agreement is attached hereto as Schedule I.

Items 2(a), (b), (c).

GEPT is an employee benefit plan for the benefit of employees of GE and its subsidiaries. GEAM, a wholly owned subsidiary of GE, is a registered investment adviser and acts as investment manager of GEPT and may be deemed to be the beneficial owner of 2,142,857 shares of Common Stock beneficially owned by GEPT. The address of the principal offices of GEPT and GEAM is 3003 Summer Street, Stamford, Connecticut 06905.

GE has its principal executive offices at 3135 Easton Turnpike, Fairfield Connecticut 06828. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

For information with respect to the identity and background of each (i) trustee of GEPT, see Schedule II attached hereto, (ii) director and executive officer of GEAM, see Schedule III attached hereto and (iii) director and executive officer of GE, see Schedule IV attached hereto.

Items 2(d), (e).

During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II through IV has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f).

All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules II through IV are United States citizens, except that C.X. Gonzalez, a director of GE, is a citizen of Mexico, Andrea Jung, a director of GE, is a citizen of Canada, Ferdinando Beccalli, an executive officer of GE, is a citizen of Italy, Sir William Castell, an executive officer of GE, is a citizen of the United Kingdom, Shane Fitzsimons, an executive officer of GE, is a citizen of Ireland and Yoshiaki Fujimori, an executive officer of GE, is a citizen of Japan.

Item 3.	Source and Amount of Funds and Other Consideration

As more fully detailed in Item 4 of this Statement, GEPT, the Issuer and other parties entered into the Series B Purchase Agreement (as such term is defined in Item 4 of this Statement) with respect to the transactions contemplated thereby, pursuant to which GEPT purchased a Senior Subordinated Note in the initial principal amount of $5 million and a Common Stock Warrant (as such terms are defined in Item 4 of this Statement), the funds used to pay for which were provided by GEPT from its cash on hand.

Item 4.	Purpose of Transaction

GEPT acquired its Senior Subordinated Note and Common Stock Warrant (as such terms are defined below) as an investment, in the regular course of business.   GEPT intends to reexamine its investment in the Issuer from time to time and, depending on market considerations and other factors, may convert its shares of Series B Preferred Stock (as such term is defined below) and/or exercise its Common Stock Warrant or purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as it considers to be advisable.

Other than the matters set forth herein, no Reporting Person has any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in Item 4 of Form 13D.

Series B Purchase Agreement

On May 28, 2004 (the “First Closing Date”), the Issuer entered into that certain Purchase Agreement (the “Series B Purchase Agreement”) with GEPT, New York Life Capital Partners II, L.P. (“NYL”), Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (together, the “Pequot Funds” and, collectively with GEPT and NYL, the “Investors”). Pursuant to the Series B Purchase Agreement, for an aggregate purchase price of $12 million, the

Issuer issued and sold to the Investors (i) $12 million in aggregate principal amount of the Issuer’s secured senior subordinated convertible promissory notes (each, a “Senior Subordinated Note”), the outstanding principal and accrued interest on which are convertible in accordance with their terms into shares of the Issuer’s Series B convertible preferred stock, $0.02 par value per share (the “Series B Preferred Stock”) at a conversion price of $3.50 per share of Series B Preferred Stock (the “Series B Original Issue Price”), which is the closing price of the Common Stock on May 27, 2004, and (ii) certain detachable ten-year warrants to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock that are issued or issuable upon the conversion of the principal amount of the Senior Subordinated Notes (each, a “Common Stock Warrant”). Pursuant to the Series B Purchase Agreement, for an aggregate purchase price of $5 million, GEPT purchased a Senior Subordinated Note in the initial principal amount of $5 million and a Common Stock Warrant.

Subject to certain approval rights and pursuant to the Series B Purchase Agreement, the Issuer has an option to require the Investors to purchase up to an additional $25 million of Senior Subordinated Notes or shares of Series B Preferred Stock (depending on whether Stockholder Approval (as defined below) has been obtained), and additional Common Stock Warrants (the “Issuer Option”), at any one or more times on or prior to May 27, 2005, for the purpose of paying the cost of the acquisition by the Issuer of the stock or assets of one or more companies, in each case with an acquisition value (not including transaction expenses) of at least $10 million (each, an “Issuer Acquisition”). Pursuant to the Series B Purchase Agreement, GEPT may be required to purchase up to an additional $10 million of Senior Subordinated Notes or shares of Series B Preferred Stock and additional Common Stock Warrants.

As of the date of this Statement, the Senior Subordinated Notes are not convertible into shares of Series B Preferred Stock and the Common Stock Warrants are not exercisable to purchase shares of Common Stock. Instead, the Issuer’s existing stockholders, including holders of shares of Common Stock and the Pequot Funds, as the holders of 100% of the Issuer’s Series A convertible preferred stock, $0.02 par value per share (the “Series A Preferred Stock”),* must approve (i) the conversion of the Senior Subordinated Notes into shares of Series B Preferred

* On December 9, 2003, pursuant to that certain Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement, dated July 18, 2003, by and among the Issuer and the Pequot Funds (the “Series A Purchase Agreement”), the Issuer issued and sold to the Pequot Funds (i) shares of Series A Preferred Stock, (ii) warrants exercisable to purchase shares of Common Stock, the number of which is based on the Common Stock issuable upon conversion of shares of Series A Preferred Stock (the “Series A Warrants”), (iii) Secured Subordinated Convertible Promissory Notes (the “Series A Notes”) and (iv) in connection with the issuance of the Series A Notes, additional warrants exercisable to purchase shares of Common Stock, the number of which is based on the Common Stock issuable upon conversion of the Series A Notes (the “Series A Note Warrants”). The Issuer has also issued options to purchase shares of Common Stock (the “Series A Options”) to certain principals of the Pequot Funds. Certain terms of the Series A Preferred Stock are detailed in the Amendment to the Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock, dated May 27, 2004, filed as Exhibit 4.1 to the Issuer’s Form 8-K, dated May 28, 2004. The Pequot Funds’ holdings of, and additional terms of, each of the Series A Purchase Agreement, the Series A Preferred Stock, the Series A Warrants, the Series A Notes, the Series A Note Warrants and the Series A Options are detailed in the Pequot Funds’ Schedule 13D, as amended, as well as the Issuer’s periodic filings with the SEC.

Stock and the issuance of shares of Series B Preferred Stock upon such conversion, (ii) the exercise of the Common Stock Warrants by the Investors and the subsequent issuance of shares of Common Stock upon such exercise and (iii) the issuance of shares of Common Stock upon conversion of shares of Series B Preferred Stock (collectively, the “Stockholder Approval”) prior to such conversion and exercise.

Upon Stockholder Approval, the Senior Subordinated Notes are automatically converted into shares of Series B Preferred Stock at the Series B Original Issue Price. The Series B Preferred Stock is convertible into shares of Common Stock at a per share conversion price (the “Conversion Price”) of the lowest of (i) $3.10; (ii) the price that reflects a 20% discount to the trailing average closing price of the Issuer’s Common Stock for the twenty consecutive trading days immediately preceding the date of the initial conversion of any Senior Subordinated Note (the “Issue Date”), but in no event less than $2.80; and (iii) the closing price of the Issuer’s Common Stock on the day immediately preceding the Issue Date; provided that if Stockholder Approval for the conversion of the Senior Subordinated Notes occurs during certain uncured events of default, the Conversion Price will not be subject to the $2.80 floor price under subparagraph (ii) above.

Also upon Stockholder Approval, the Common Stock Warrants are exercisable for one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock that are issued or issuable upon the conversion of the principal amount of the Senior Subordinated Notes. The exercise price of the Common Stock Warrants is $4.32 per share (representing a 25% premium to the trailing average closing price of the Common Stock for the twenty trading days immediately preceding the First Closing Date), subject to adjustments for stock splits, stock dividends and similar events.

Pursuant to the Series B Purchase Agreement, for so long as the Issuer Option is in effect, the holders of 100% of the shares of Series A Preferred Stock and 100% of the Senior Subordinated Notes or, if the Senior Subordinated Notes have been converted, 100% of the shares of Series B Preferred Stock, voting together as a single class (as such voting is calculated in the Series B Purchase Agreement), have the right to veto (i) any Issuer Acquisition and (ii) the issuance of any securities ranking senior to or pari passu with the Series A Preferred Stock or the Series B Preferred Stock, or convertible into securities ranking senior to or pari passu with the Series A Preferred Stock or the Series B Preferred Stock, with respect to voting, dividend, liquidation or redemption rights, including the issuance of subordinated debt (such collective right to veto, the “Veto Right”). If any such Veto Right were exercised, the Issuer would not permit the applicable event to occur.

Amended and Restated Stockholders’ Voting Agreement

Concurrently with, and as a condition to, the Investors’ execution of the Series B Purchase Agreement, the Issuer, the Investors, J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul and DRG Irrevocable Trust (collectively, the “Stockholder Parties”) entered into that certain Amended and Restated Stockholders’ Voting Agreement, dated May 28, 2004 (the “Stockholders’ Agreement”), pursuant to which the Stockholder Parties agreed to vote, or cause to be voted, all securities owned by such Stockholder Parties, or over which such Stockholder Parties have voting control, so as to fix the number of directors of the Issuer at nine, and to nominate and elect the following directors to the board of directors of the Issuer (the “Board”):

(i) the Chief Executive Officer of the Issuer, currently Sterling E. Phillips, or if there is no Chief Executive Officer, the Issuer’s President;

(ii) subject to certain conditions set forth in the Stockholders’ Agreement, two directors designated by a Pequot Majority in Interest (as such term is defined in the Stockholders’ Agreement); provided that, if such conditions are not met, the Pequot Majority in Interest would only be entitled to nominate and elect one director, with the remaining director designated by the Nominating Committee of the Board;

(iii) five directors, independent for the purposes of the American Stock Exchange rules, to be nominated by the Nominating Committee of the Board; and

(iv) one non-employee director designated by the Chief Executive Officer of the Issuer (or if there is no Chief Executive Officer, the President of the Issuer) and acceptable to the Investors, who shall initially be Peter C. Belford.

In addition, GEPT and NYL, for so long as they own any type of securities of the Issuer, have the right to designate up to two representatives who are entitled to attend each meeting of the Board or any committee thereof as non-voting observers and receive all communications and other materials provided to the Board, excluding attendance at meetings and/or receipt of information that (i) legal counsel for the Board advises to be improper or (ii) is related to Audit Committee meetings and is impermissible under the applicable rules and regulations of the American Stock Exchange.

In certain circumstances, including the Issuer’s failure to redeem the shares of Series B Preferred Stock as required under the Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on May 27, 2004 (the “Series B Certificate of Designations”) that is a part of the Issuer’s Certificate of Incorporation, or failure to pay amounts due under the Senior Subordinated Notes, the Investors may designate additional directors so that the directors appointed by Investors will comprise a majority of the Board.

Investors’ Voting Agreement

Concurrently with the Investors’ execution of the Series B Purchase Agreement, GEPT and NYL entered into that certain Investors’ Voting Agreement, dated as of May 28, 2004 (the “Investors’ Voting Agreement”), pursuant to which (i) for so long as the Issuer Option is in effect, with respect to any matter that is subject to the Veto Right and that is submitted to GEPT and NYL for approval, each of GEPT and NYL agreed to consult with the other regarding such matter and, unless both reach an agreement not to exercise their Veto Right with respect to such matter, each would be obligated to exercise its Veto Right with respect to such matter and (ii) for so long as GEPT and NYL have the right, pursuant to Stockholders’ Agreement, to designate two representatives (each, a “Representative”) entitled to attend each meeting of the Board or any committee thereof as non-voting observers and to receive all communications and other materials provided to the members of the Board or any committee thereof, each of GEPT and NYL agreed that each would be entitled to designate one such Representative.

Copies of the Series B Purchase Agreement, form of Senior Subordinated Note, form of Common Stock Warrant, Stockholders’ Agreement, Series B Certificate of Designations and Investors’ Voting Agreement are attached hereto as Exhibits 1, 2, 3, 4, 5 and 6, respectively, and are each incorporated in this Statement by reference. Each description in this Statement of such agreement or instrument is qualified in its entirety by reference to the corresponding agreement or instrument.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b).

GE expressly disclaims beneficial ownership of all shares. Each of GEPT and GEAM beneficially owns 2,142,857 shares of Common Stock, representing 12.3% of the shares of Common Stock, based on the following assumptions:

(i) The Issuer Option has not been exercised and, therefore, no additional Senior Subordinated Notes, shares of Series B Preferred Stock or Common Stock Warrants have been purchased in excess of the initial Senior Subordinated Note, with the initial principal amount of $5 million, and the initial Common Stock Warrant, each purchased by GEPT on the First Closing Date.

(ii) Upon Stockholder Approval, the outstanding, initial Senior Subordinated Note in the aggregate principal amount of $5 million will be automatically converted at the Series B Original Issue Price into 1,428,571 shares of Series B Preferred Stock.

(iii) Upon Stockholder Approval, the 1,428,571 shares of Series B Preferred Stock beneficially owned by each of GEPT and GEAM may be converted at any time after Stockholder Approval into shares of Common Stock at an assumed Conversion Price of $2.80 per share, which would result in the beneficial ownership by each of GEPT and GEAM of 1,785,714 shares of Common Stock.

(iv) Upon Stockholder Approval, the initial Common Stock Warrant issued to GEPT may be exercised at any time after Stockholder Approval, which would result in the beneficial ownership by each of GEPT and GEAM of an additional 357,143 shares of Common Stock.

GE expressly disclaims any voting or dispositive power over all shares. Based on the foregoing assumptions, GEPT and GEAM share the power to vote or direct the vote and power to dispose or direct the disposition of 2,142,857 shares of Common Stock, subject to the restrictions on voting described in Item 4 of this Statement.

GE expressly disclaims being a member of a “group” (as defined below).   Each of GEPT and GEAM expressly disclaim that they are members of a “group” as such term is used in Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder. By virtue of the Stockholders’ Agreement, however, a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder, may be deemed to have been formed consisting of all of the Stockholder Parties. If such group were deemed to exist, the Stockholder Parties would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, 22,562,004 shares of Common Stock, representing 69.5% of the shares of Common Stock. Each of GEPT and GEAM expressly disclaims beneficial ownership of, or voting or dispositive power over, the 22,562,004 shares of Common Stock that may be deemed to be beneficially owned by the aforementioned “group.”

Item 5(c).

No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II through IV, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding sixty days.

Item 5(d).

No other person except for the Reporting Persons is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

Item 5(e).

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

In connection with the transactions contemplated by the Series B Purchase Agreement, on the First Closing Date, the Issuer issued to GEPT a Senior Subordinated Note in the initial principal amount of $5 million and a Common Stock Warrant.

Senior Subordinated Notes

Pursuant to the terms of the Senior Subordinated Notes, the Senior Subordinated Notes bear interest at an annual rate of 7%, payable quarterly in cash or, if the Issuer’s projected available cash for operations for the twelve months following the due date of an interest installment does not meet specified levels or such payment would result in a default under the Issuer’s senior credit facility, accrued and added to the outstanding principal. Upon a payment default, the interest rate on the Senior Subordinated Notes will be increased to 14% per annum during the term of the default following a five-day cure period. The outstanding principal and accrued interest on the Senior Subordinated Notes will be automatically converted into shares of Series B Preferred Stock upon Stockholder Approval at the Series B Original Issue Price.

If the Senior Subordinated Notes have not already converted into shares of Series B Preferred Stock, they will mature 120 days from the First Closing Date although this 120-day period may be extended to 180 days from the First Closing Date under certain circumstances prior to the Issuer’s receipt of Stockholder Approval necessary for the conversion (the “Maturity Date”). In the event that Stockholder Approval is not obtained on or before the Maturity Date, (i) the rate of interest payable on the Senior Subordinated Notes will be increased to 14% per annum and will continue to increase thereafter at the end of each successive calendar quarter at a rate of .75% (but in no event shall be increased above the rate of interest lawfully payable) for so long as the Senior Subordinated Notes remain unpaid and (ii) the Issuer will issue to Investors additional Common Stock Warrants to purchase $3.5 million of the Issuer’s shares of Common Stock, exercisable at any time following Stockholder Approval, at an exercise price equal to the Conversion Price. Principal and interest on the Senior Subordinated Notes may not be prepaid without the prior written consent of the holders of a majority of the then outstanding aggregate principal amount of all Senior Subordinated Notes.

The Issuer’s obligations under the Senior Subordinated Notes are secured by a second lien on all of the assets of the Issuer and its subsidiaries and are guaranteed by the Issuer’s subsidiaries. These obligations are subordinated only to those under the Issuer’s senior credit facility.

During the time that the Senior Subordinated Notes are outstanding, the financial and operational covenants relating to the Senior Subordinated Notes will not be more restrictive than those set forth in the agreements executed in connection with the Issuer’s existing and future senior secured indebtedness.

Series B Preferred Stock

The shares of Series B Preferred Stock will be issued to the Investors upon Stockholder Approval. The shares of Series B Preferred Stock will rank senior to the Issuer’s existing shares of Series A Preferred Stock. The shares of Series B Preferred Stock will bear a cumulative annual dividend of 6% of the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock), payable quarterly beginning on June 20, 2004. The dividends are payable in cash unless, at any time after the Issue Date, (i) the Issuer’s projected available cash for operations for the twelve months following the due date of a dividend payment is less than $1,000,000 in excess of business projections approved by the Board for such twelve-month period or (ii) such dividend payment in cash would result in an event of default under the Issuer’s senior credit facility, in which case the dividend may be paid (at the option of the Issuer) in additional shares of Series B Preferred Stock valued at the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock).

Upon any liquidation, dissolution or winding up of the Issuer, holders of the shares of Series B Preferred Stock will be entitled to receive, in preference to holders of shares of Series A Preferred Stock and Common Stock, out of the Issuer’s assets available for stockholder distributions, an amount per share equal to the Series B Original Issue Price plus any accrued but unpaid dividends thereon. Certain mergers, acquisitions or asset sales involving the Issuer are treated as a liquidation event unless the holders of 66-2/3% of the then outstanding shares of the Series A Preferred Stock and Series B Preferred Stock, voting together as a single class, elect not to treat such transactions as liquidation events.

The shares of Series B Preferred Stock will be convertible into shares of Common Stock at any time at the election of its holders at the Conversion Price, provided that if Stockholder Approval for the conversion of the Senior Subordinated Notes occurs during certain uncured events of default, the Conversion Price will not be subject to the $2.80 floor price.

The shares of Series B Preferred Stock will automatically convert into shares of Common Stock if, any time following eighteen months after the Issue Date, the average closing price of the Common Stock over a twenty consecutive trading day period exceeds 2.5 times the Series B Original Issue Price (as adjusted for certain dilutive equity issuances and for stock splits and similar events related to the Series B Preferred Stock). In addition, the shares of Series B Preferred Stock held by holders that do not accept an offer by the Issuer, within sixty days of delivery of such offer, to purchase shares of the Series B Preferred Stock for at least 2.5 times the Series B Original Issue Price (as so adjusted) also will automatically convert into shares of Common Stock. The shares of Series B Preferred Stock will automatically convert into shares of Common Stock upon the agreement of the holders of 75% of the shares of Series B Preferred Stock.

Holders of two-thirds of the shares of Series B Preferred Stock may require the Issuer to redeem the outstanding shares of Series B Preferred Stock in four equal quarterly installments any time on or after the fourth anniversary of the Issue Date at the Series B Original Issue Price plus accrued but unpaid dividends.

Holders of shares of Series B Preferred Stock will be entitled to vote together with all other classes and series of voting stock of the Issuer on all actions to be taken by the stockholders of the Issuer. As long as at least 25% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take numerous specified actions (including certain changes to the Issuer’s Certificate of Incorporation) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. As long as 50% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take numerous specified actions (including declaration of dividends or distributions on the capital stock other than dividends and distributions paid on the shares of Series B Preferred Stock and Series A Preferred Stock) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. In addition, as long as the Issuer Option is in effect, holders of 100% of the shares of Series A Preferred Stock and the Series B Preferred Stock, voting together as a single class, shall have the right to veto (i) any Issuer Acquisition, and (ii) the issuance of any securities ranking senior to or pari passu with the shares of Series A Preferred Stock or Series B Preferred Stock, with respect to voting, dividend, liquidation or redemption rights, including the issuance of subordinated debt.

These and other terms and provisions of the Series B Preferred Stock are set forth in the Series B Certificate of Designations. In order to provide the Investors the rights set forth in the Series B Certificate of Designations, the Issuer also has amended its Certificate of Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock.

Common Stock Warrants

The Common Stock Warrants issued on the First Closing Date will expire on May 28, 2014. They are not exercisable at the time of issuance. Upon Stockholder Approval, the Common Stock Warrants will become exercisable at the option of the Investors to purchase such number of shares of Common Stock, at such an exercise price, as detailed in Item 4 of this Statement. Cashless exercise will be permitted.

Registration Rights

In connection with the Series B Purchase Agreement, the Issuer also entered into a Registration Rights Agreement with the Investors, dated May 28, 2004 (the “Registration Rights Agreement”), pursuant to which, within thirty days following the Issue Date and each subsequent closing under the Series B Purchase Agreement following the exercise of the Issuer Option, the Issuer will be required to file a registration statement on Form S-3 registering the resale of the shares of Common Stock underlying the shares of Series B Preferred Stock and the Common Stock Warrants, and all other shares of Common Stock owned from time to time by the Investors. The Issuer will be required to keep such registration statement effective until all the shares of Common Stock registered thereunder are sold or the holders are entitled to sell such shares of Common Stock under Rule 144(k) under the Securities Act of 1933. The Registration Rights Agreement also provides Investors with piggyback registration rights with respect to certain underwritten offerings initiated by the Issuer.

Co-Sale Agreement

In connection with the Series B Purchase Agreement, the Issuer and the Investors entered into that certain Co-Sale Agreement, dated as of May 28, 2004 (the “Co-Sale Agreement”).

The Co-Sale Agreement provides that, for so long as any Investor holds any Senior Subordinated Notes, shares of Series B Preferred Stock, Common Stock Warrants or shares of Common Stock issued or issuable upon the conversion or exercise of any of the foregoing or issued with respect to any such securities by way of stock dividend, stock split or any reorganization affecting the Issuer’s capital stock (collectively, the “Co-Sale Securities”), each such Investor (a “Transferring Investor”) desiring to transfer any Co-Sale Securities (other than in connection with transfers to the Issuer, transfers pursuant to a public sale or transfers to certain affiliates) must give each other Investor (the “Other Investors”) and the Issuer written notice of the terms and conditions of any proposed bona fide and arm’s length sale at least twenty days prior to any such transfer. The Other Investors may elect to participate in such proposed transfer within ten business days of receiving notice of the transfer (such Other Investors so electing, the “Electing Other Investors”), who then have the right and obligation to sell to the proposed transferee(s), at the same price and on the same terms and conditions as are specified in the notice, the same type and up to the same percentage of Co-Sale Securities (on an as converted basis including shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock) owned by such Electing Other Investors as the Co-Sale Securities represents with respect to the capital stock of the Issuer owned by the Transferring Investor.

The Transferring Investor is not permitted to transfer any Co-Sale Securities to any prospective transferee unless (x) such prospective transferee allows the participation of the Electing Other Investors on the terms specified in the transfer notice or (y) such Transferring Investor does not receive notice that the Other Investors intend to participate within the ten-day period and transfers its Co-Sale Securities within sixty days after the expiration of the ten business day period at a price and on the terms no more favorable than those specified in the original transfer notice.

Copies of the Registration Rights Agreement and Co-Sale Agreement are attached hereto as Exhibits 7 and 8, respectively, and are each incorporated in this Statement by reference. Each description in this Statement of such agreement is qualified in its entirety by reference to the corresponding agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Purchase Agreement, dated May 28, 2004, by and among Analex Corporation, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., filed as Exhibit 10.1 to Analex Corporation’s Form 8-K dated May 28, 2004, is incorporated herein by reference.

Exhibit 2	Form of Secured Senior Subordinated Convertible Promissory Note, filed as Exhibit 4.3 to Analex Corporation’s Form 8-K dated May 28, 2004, is incorporated herein by reference.

Exhibit 3	Form of Warrant to Purchase Common Stock of Analex Corporation, filed as Exhibit 4.4 to Analex Corporation’s Form 8-K dated May 28, 2004, is incorporated herein by reference.

Exhibit 4	Amended and Restated Stockholders’ Voting Agreement, dated May 28, 2004, by and among Analex Corporation, Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P. and certain stockholders of Analex Corporation, filed as Exhibit 10.2 to Analex Corporation’s Form 8-K dated May 28, 2004, is incorporated herein by reference.

Exhibit 5	Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of Analex Corporation, filed as Exhibit 4.2 to Analex Corporation’s Form 8-K dated May 28, 2004, is incorporated herein by reference.

Exhibit 6	Investors’ Voting Agreement, dated as of May 28, 2004, by and between General Electric Pension Trust and New York Life Capital Partners II, L.P.

Exhibit 7	Registration Rights Agreement, dated May 28, 2004, by and among Analex Corporation, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., filed as Exhibit 10.3 to Analex Corporation’s Form 8-K dated May 28, 2004, is incorporated herein by reference.

Exhibit 8	Co-Sale Agreement, dated as of May 28, 2004, by and among Analex Corporation, Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P., General Electric Pension Trust and New York Life Capital Partners II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 7, 2004

GENERAL ELECTRIC PENSION TRUST

By:	GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers
Name: John H. Myers Title: Vice President

Schedule I

JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Analex Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: June 7, 2004

GENERAL ELECTRIC PENSION TRUST

By:	GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers
Name: John H. Myers Title: Vice President

Schedule II

General Electric Pension Trust

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06905.

Trustees	Present Principal Occupation
David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President and Chief Executive Officer of GEAM and Trustee of GEPT

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of All Trustees

U.S.A.

Schedule III

GE Asset Management Incorporated

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06905.

Directors	Present Principal Occupation
David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Pamela K. Halligan	Vice President - Human Resources of GEAM

Kathryn D. Karlic	Executive Vice President of GEAM

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President and Chief Executive Officer of GEAM and Trustee of GEPT

Anthony J. Sirabella	Senior Vice President – Chief Information Officer of GEAM

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of all Directors

U.S.A.

Executive Officers	Present Principal Occupation
John H. Myers	President and Chief Executive Officer

David B. Carlson	Executive Vice President – Domestic Equity Investments

Michael J. Cosgrove	Executive Vice President – Chief Marketing Officer

Kathryn D. Karlic	Executive Vice President – Fixed Income

Ralph R. Layman	Executive Vice President – International Equity Investments

Alan M. Lewis	Executive Vice President – General Counsel and Secretary

Robert A. MacDougall	Executive Vice President – Fixed Income

Donald W. Torey	Executive Vice President – Real Estate and Private Equities

John J. Walker	Executive Vice President – Chief Financial Officer

Anthony J. Sirabella	Senior Vice President – Chief Information Officer

Pamela K. Halligan	Vice President – Human Resources

William F. Ruoff, III	Vice President – Quality

Greg O. Bouleris	Senior Vice President – Fixed Income

Stephen N. DeVos	Senior Vice President – Fixed Income

Thomas M. Powers	Senior Vice President – Fixed Income

Paul M. Colonna	Senior Vice President – Fixed Income

William M. Healey	Senior Vice President – Fixed Income

Mark R. Delaney	Senior Vice President – Fixed Income

Gregory B. Hartch	Senior Vice President – Fixed Income

Gregory W. Fletcher	Vice President – Fixed Income Finance

Kathleen S. Brooks	Vice President – Fixed Income

Vita-Marie Pike	Vice President – Fixed Income

Eric H. Gould	Vice President – Fixed Income

Craig M. Enright	Vice President – Fixed Income

Brad G. Postema	Vice President – Fixed Income

Alfredo Chang	Vice President – Fixed Income

Frederick W. Jackson	Vice President – Fixed Income

Mark H. Johnson	Vice President – Fixed Income

Don J. Duncan	Vice President – Money Market Investments

Michael J. Caufield	Senior Vice President – Fixed Income

Craig M. Varrelman	Vice President – Fixed Income Product Manager

Susan M. Courtney	Vice President – Fixed Income

Stella V. Lou DeLucia	Vice President – Fixed Income

Brian Hopkinson	Senior Vice President – International Equity Portfolios

Daizo Motoyoshi	Senior Vice President – International Equity Portfolios

Jonathan L. Passmore	Senior Vice President – International Equity Portfolios

Michael J. Solecki	Senior Vice President – International Equity Portfolios

Judith A. Studer	Senior Vice President – International Equity Portfolios

T. Brent Jones	Vice President – International Equity Portfolios

Ping Zhou	Vice President – International Equity Portfolios

Robert A. Jasminiski	Vice President – International Equity Portfolios

Paul Nestro	Vice President – International Equity Portfolios

Makoto F. Sumino	Vice President – International Equity Portfolios

Philip A. Riordan	Senior Vice President – Real Estate

Thomas D. Mockler	Vice President – Fixed Income

B. Bradford Barrett	Vice President – Real Estate

Robert P. Gigliotti	Vice President – Real Estate

Gerald Karr	Vice President – Real Estate

James M. Mara	Senior Vice President – International Private Equities

Andreas T. Hildebrand	Vice President – Private Equities

Patrick J. McNeela	Vice President – Private Equities

James Mitchell, Jr.	Vice President – Private Equities

Paolo G. M. Simonato	Vice President – International Private Equities

David W. Wiederecht	Vice President – Private Equities

Christopher D. Brown	Senior Vice President – Equity Portfolios

Damian J. Maroun	Senior Vice President – Equity Trading

Paul C. Reinhardt	Senior Vice President – Equity Portfolios

Nancy A. Ward	Senior Vice President – Equity Portfolios

Ralph E. Whitman	Senior Vice President – Equity Investments

Christopher W. Smith	Senior Vice President – Equity Portfolios

Richard L. Sanderson	Senior Vice President – Equity Research

Diane M. Wehner	Senior Vice President – Equity Portfolios

George A. Bicher	Vice President – Equity Investments

Clemence C. Garcia	Vice President – Equity Investments

Gerald L. Igou	Vice President – Equity Investments

Michael Isakov	Vice President – Equity Investments

Sandra J. O’Keefe	Vice President – Equity Investments

John H. Schaetzl	Vice President – Equity Investments

Christopher J. Sierakowski	Vice President – Equity Investments

Charles F. Stuart	Vice President – Equity Investments

Steven M. Fierstein	Vice President – Equity Investments

Thomas R. Lincoln	Vice President – Equity Portfolios

Anthony J. Mariani	Vice President – Equity Investments

Walter P. Ruane	Vice President – Equity Investments

Ravi K. Pamnani	Vice President – Equity Investments

John T. Boyce	Senior Vice President – Institutional Investments

Joseph M. Connors	Senior Vice President – Operations

Barbara Regan	Senior Vice President – Marketing

Michelle Fang	Vice President – Product Management

Mary R. Stone	Vice President – Trade Operations

Gareth J. Davies	Vice President – Risk Management

Tiffany Hanisch	Vice President – Financial Planning & Analysis

Lowell E. Haims	Vice President – Controller

John F. Robbins	Vice President – Compliance

Jane E. Hackney	Vice President – Equity Portfolio Management

Erica K. Evans	Vice President – Client Portfolio Management

Michael J. Tansley	Vice President – Finance Integration Quality

Dory S. Black	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Christopher J. Costello	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Daniel L. Furman	Vice President – Assoc. Gen. Counsel Private Equities & Asst. Secretary

Leanne R. Dunn	Vice President – Assoc. Gen. Counsel Real Estate & Asst. Secretary

Jeanne M. La Porta	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Michael M. Pastore	Vice President – Assoc. Gen. Counsel Private Equities & Real Estate & Asst. Secretary

Scott A. Silberstein	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Matthew J. Simpson	Senior Vice President, Gen. Counsel – Investment Services & Asst. Secretary

Charles I. Middleton	Vice President – Tax Counsel

Citizenship of all Executive Officers

U.S.A.

Schedule IV

General Electric Company

The names and principal occupations of the Directors of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.I. Cash, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Professor of Business Administration-Graduate School of Business Administration, Harvard University

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

A.M. Fudge	Young & Rubicam, Inc 258 Madison Avenue New York, NY 10017.	Chairman and Chief Executive Officer, Young & Rubicam, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company

A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Chairman and Chief Executive Officer, Avon Products, Inc.

A.G. Lafley	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	Chairman of the Board, President and Chief Executive The Procter & Gamble Company

K.G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.

R.S. Larsen	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	Former Chairman and Chief Executive Officer, Johnson & Johnson

R.B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide

S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, Georgia 30303	Former Partner, King & Spalding

R.S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	Chairman of the Board and President, Penske Corporation

R.J. Swieringa	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	Anne and Elmer Lindseth Dean and Professor of Accounting, S.C. Johnson Graduate School Cornell University

D.A. Warner III	J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 345 Park Avenue New York, NY 10154	Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York

R.C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship

C. X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A.

The names and principal occupations of the officers of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer

P.D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Comptroller

F. Beccalli	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - GE Europe

C. T. Begley	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President - GE Rail

D.L. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 05215	Senior Vice President - GE Transportation

J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Senior Vice President - GE Consumer & Industrial, Americas

W. H. Cary	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President - Investor Communications

K.A. Cassidy	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Vice President and GE Treasurer

W. Castell	GE Healthcare Pollards Wood Nightingales Lane Chalfont St. Giles HP8 4SP Great Britain	Executive Officer

W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Human Resources

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

B.B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and General Counsel

S.C. Donnelly	General Electric Company One Research Circle Niskayuna, NY 12309	Senior Vice President - GE Global Research

S. Fitzsimons	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President - Corporate Financial Planning and Analysis

Y. Fujimori	General Electric Company 21 Mita 1-chome Meguro-ku 3d Floor Alto Tokyo, Japan 153-0062	Senior Vice President - GE Asia

A.H. Harper	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - GE Equipment Management

B.W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Law and Public Affairs

J.M. Hogan	General Electric Company P.O. Box 414 Milwaukee, WI 53201	Senior Vice President - GE Healthcare

R.A. Jeffe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development

J. Krenicki	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	Senior Vice President - GE Advanced Materials

M.A. Neal	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - GE Commercial Finance

D.R. Nissen	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Senior Vice President - GE Consumer Finance

J.A. Parke	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - General Electric Company Vice Chairman, GE Capital Corporation

R.R. Pressman	General Electric Company 5200 Metcalf Avenue Overland Park, KS 66201	Senior Vice President - Employers Reinsurance Corporation

G.M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Chief Information Officer

J.G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Senior Vice President - GE Energy

K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Finance and Chief Financial Officer

L.G. Trotter	General Electric Company Appliance Park Louisville, KY 40225	Senior Vice President - GE Consumer and Industrial

W.A. Woodburn	General Electric Company 187 Danbury Road Wilton, CT 06897	Senior Vice President - GE Infrastructure

R.C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship

Ferdinando Beccalli	Italy
Sir William Castell	U.K.
Shane Fitzsimons	Ireland
Yoshiaki Fujimori	Japan
All Others	U.S.A.